FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated January 14, 2025, of Diana Shipping Inc. (the "Company"), announcing that, through a separate wholly-owned subsidiary, it has extended the time charter contract with Solebay Shipping Cape Company Limited, Hong Kong, for one of its Capesize dry bulk vessels, the m/v Semirio. The Company also announced that, through a separate wholly-owned subsidiary, it has extended the time charter contract with Western Bulk Carriers AS, for one of its Ultramax dry bulk vessels, the m/v DSI Aquila.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-266999 and 333-280693) that were filed with the U.S. Securities and Exchange Commission and became effective on September 16, 2022, and September 9, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: January 14, 2025	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President